

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2017

Mail Stop 4631

<u>Via E-mail</u>
Rick T. Dillon
Executive Vice President
Actuant Corporation
N86 WI2500 Westbrook Crossing
Menomonee Falls, WI 53051

> **Re:** **Actuant Corporation**
> **Form 10-K for Fiscal Year Ended August 31, 2016**
> **Filed October 28, 2016**
> **Response Letter Dated March 6, 2017**
> **File No. 1-11288**

Dear Mr. Dillon:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended August 31, 2016</u>

<u>Financial Statements, page 27</u>

<u>Note 1- Summary of Significant Accounting Policies, page 34</u>

<u>Restructuring, page 35</u>

1. We have read your response to prior comment 3 in our letter to you dated February 9, 2017. In addition to the other information you will provide about your restructuring activities, please confirm that you will also quantify the anticipated cost savings at the segment level.

Form 10-Q for Fiscal Quarter Ended November 30, 2016

Results of Operations

Income Tax Expense, page 24

2.   We have read your response to prior comment 5. Please expand your disclosures in MD&A to separately quantify the amount by which your effective tax rate was impacted by material factors. For example, please disclose the percentage by which your effective tax rate was impacted due to earnings in foreign jurisdictions. Please also disclose the following in regards to your tax planning strategies:

- Quantify the impact of tax planning strategies on your effective tax rate;

- Disclose the nature of these strategies; and

- Disclose whether there are any known factors that may impact your ability to use these same tax planning strategies to generate similar amounts of tax benefits in future periods.

See Sections 501.02 and 501.14 of the Financial Reporting Codification for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Nudrat Salik, Staff Accountant, at (202) 551-3692, if you have questions regarding comments on the financial statements and related matters. You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345, Jay Ingram, Legal Branch Chief, at (202) 551-3397, or me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction